EMX ROYALTY CORPORATION (FORMERLY EURASIAN MINERALS INC.)
MANAGEMENT’S DISCUSSION AND ANALYSIS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for EMX Royalty Corporation, formerly Eurasian Minerals Inc. (the “Company”, “EMX”) has been prepared based on information known to management as of November 8, 2018.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements of the Company for the nine months ended September 30, 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause EMX’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EMXRoyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the measured and indicated categories will ever be converted into reserves.

COMPANY OVERVIEW

EMX Royalty Corporation is a Tier 1 company that trades on the TSX Venture and the NYSE American exchanges. The Company is principally in the business of developing cash flows from a) organically generated royalties derived from a portfolio of mineral property interests and b) royalty acquisitions. These cash flows are supplemented by upside from strategic investments. EMX’s portfolio mainly consists of properties and mineral interests in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The three key components of the Company's business model are:

  Royalty Generation. EMX's fifteen year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests and cash flows. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and build value through low cost work programs and targeting. These properties are sold to quality operating companies for cash and retained royalty interests, as well as advance minimum royalty payments, milestone payments, and other consideration that may include equity interests. Pre-production payments provide important early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX and its shareholders benefit from this ongoing value enhancement at no additional cost to the Company, with the potential for future royalty payments upon the commencement of production.

  Royalty Acquisition. EMX has been prudently acquiring royalty property interests since 2011. The Company specifically targets royalties with exploration and technical upside that may not be appreciated by the broader market, thereby leveraging the talents of its technical team to identify undervalued royalties. The purchase of royalty interests allows EMX to choose quality assets for acquisition that range from producing mines to development properties. These purchases are designed to "jump start" the organic royalty growth process by providing EMX with immediate to near term royalty revenue. The timely identification of top tier acquisition candidates is often informed by the Company's in-country royalty generation initiatives.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes from strategic investment in opportunities with undervalued mineral assets and upside exploration potential. Exit strategies can include royalty positions, equity sales, or a combination of both. As well, these investments can lead to the Company's identification of candidates for acquisition or merger.

EMX is focused on increasing global revenue streams from royalties, advance royalties and other cash payments to balance overall company-wide expenditures. This approach provides a foundation for supporting EMX’s growth and increasing shareholder value over the long term.

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018 AND SUBSEQUENT

  In October 2018, EMX received its initial cash distribution of US $65.15 million from IG Copper LLC (“IGC”) for the sale of the Malmyzh project (“Malmyzh” or the "Project"). IGC sold Malmyzh to Russian Copper Company (“RCC”) for US $200 million, of which US $190 million has been released from escrow. The remaining US $10 million is being held in escrow, and subject to certain conditions, cash distributions of up to US $4 million will be made to EMX as funds are released over the next 12 months (see EMX news release dated October 30, 2018).

  For the three months ended September 30, 2018, the Company recorded a net loss of $5,287,402 and a net decrease in cash of $2,179,825 including $1,697,669 used in operating activities. Gross exploration expenditures totaled $3,428,479 of which $924,088 was recovered from partners. For the three months ended Septenber 30, 2018, the Company used $516,033 in cash in investing activities and received $34,670 from financing activities.

  EMX received approximately US $435 thousand attributable to its 1.0% gross smelter return royalty from the Leeville royalty property (“Leeville"). Leeville covers portions of Newmont Mining Corporation's (“Newmont”) underground mining operations on the Northern Carlin Trend in Nevada.

  EMX received US $610,000 as the cash equivalent of the semiannual 500 gold ounces pre-production payment for the Akarca royalty property from Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay"). Çiftay advises that a scoping study is underway.

  Dedeman Madencilik San ve Tic. A.S. ("Dedeman") provided Balya royalty property drill results from the ongoing ~25,000 meter step-out program, including an intercept of 12.75 meters (263.75-276.5 m) averaging 11.39% lead, 5.92% zinc and 225.18 g/t silver in hole DB108-B (true width ~95% of intercept length) (see EMX news release dated August 13, 2018).

  At the Timok Project royalty property in Serbia, which covers the Cukaru Peki copper-gold deposit, operator Nevsun Resources Ltd. ("Nevsun") announced that a Technical Report was filed on the Lower Zone porphyry project's initial inferred resource of 1.7 billion tonnes averaging 0.86% copper and 0.18 g/t at a "dollar equivalent" cut-off of US$25/tonne (see Nevsun news release dated August 7, 2018 and Sedar filed Technical Report). Nevsun also announced a friendly takeover bid by Zijin Mining of China, whereby Zijin will acquire Nevsun for ~US $1.41 billion (see Nevsun news release dated September 5, 2018).

  In Scandinavia, royalty generation work focused on early-stage exploration at EMX's available projects in Sweden and Norway.

  In North America, royalty generation work included reconnaissance evaluation of new gold and copper exploration targets in Arizona, the Great Basin, and Wyoming.

  EMX continued evaluating royalty acquisition and strategic investment opportunities worldwide.

OUTLOOK

The sale of EMX’s strategic investment in the Malmyzh project establishes 2018 as a landmark year for the Company. The substantial revenue from the Malmyzh sale is complemented by the ongoing royalty payments from Leeville, as well as pre-production and other payments received from a portfolio of mineral properties spanning five continents. These diverse sources of incoming cash flow sustain the Company's growth, and underscore the long term benefits of managing risk with a combination of royalty generation, royalty acquisition, and strategic investment initiatives.

EMX’s strategic investment in IGC resulted from the Company’s recognition of Malmyzh in 2011 as an early-stage copper-gold porphyry opportunity with excellent discovery potential. EMX took a disciplined investment approach by backing IGC’s steady advancement of the project over the years, including the early-stage exploration work that led to the Malmyzh district-scale discovery, followed by demanding, drill intensive programs that advanced the project through resource definition and approvals in accordance with the requirements of the Russian Federation. The execution of these programs, with strong financial and management backing from EMX, culminated in the sale of Malmyzh to Russian Copper Company in October 2018 for US $200 million. The Malmyzh transaction is a positively transformative event for EMX.

The payments from the Leeville royalty property, which covers portions of Newmont's Northern Carlin Trend mining operations (West Leeville, Turf, and other underground operations), provide ongoing revenues for the Company. The upside optionality of Leeville is emphasized by Newmont's successful drilling and development programs across EMX's royalty position. Leeville is viewed by Newmont as a key asset in its resource and reserve development strategy.

Elsewhere in the portfolio, other EMX royalty property operators made substantial progress. The Company's Timok royalty properties in Serbia include the Cukaru Peki Upper Zone development project, as well as an initial inferred resource for the Lower Zone porphyry that "ranks high in grade, size and contained metal for porphyry copper deposits worldwide" according to Nevsun. The Akarca, Balya, and Sisorta royalty properties are being advanced by their Turkish operators, while providing a total of ~US $735 thousand in pre-production payments in Q3. In Scandinavia, Boreal Metals Corp. initiated work programs at the Gumsberg, Tynset, and Burfjord royalty properties, and at the Riddarhyttan project, which is optioned to South32, exploration programs were conducted by EMX on a 100% reimbursed basis. Drilling at Copper Springs in Arizona, which is optioned to Anglo American, returned encouraging results from initial testing of concealed porphyry targets that will be followed-up with more drilling later this year, as well as in 2019. These examples of operator funded work highlight the inherent upside optionality of EMX's royalty portfolio.

There is sustained strong interest in the Company's royalty generation portfolio, particularly in Scandinavia and the western United States. EMX anticipates accelerating royalty deal flow during the remainder of 2018, as discussions advance with potential partners for regional strategic alliances in the western U.S., as well as for individual gold and base metal projects from around the world.

The Company has built a global portfolio of precious metal, base metal, polymetallic, and other mineral property interests that provide revenue streams from pre-production and royalty payments, while maintaining exposure to development and exploration optionality as projects are advanced by the operating companies. Completion of the Malmyzh transaction represents a milestone achievement, and provides substantial capital to take advantage of new opportunities for royalty portfolio growth. EMX’s goal is to sustain the Company's royalty generation, royalty acquisition, and strategic investment activities with incoming cash flows, while minimizing dilution and downside risk. The Company looks forward to continued success in building shareholder value going into the last months of 2018.

NORTH AMERICA

EMX’s portfolio in North America totals 38 royalty and royalty generation properties covering more than 48,000 hectares in Arizona, Nevada, Utah, Oregon, and Wyoming. There are 15 royalty properties, including the producing Leeville royalty, that are being advanced by their respective operating companies, and 23 royalty generation properties in Arizona, Nevada, and Utah available for partnership. The royalty generation properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper-molybdenum, porphyry copper-gold, sediment-hosted copper, Carlin-type gold and high grade gold-silver vein projects.

Leeville

EMX's Leeville royalty covers portions of Newmont’s West Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend. The Leeville 1% gross smelter return (GSR) royalty generated approximately US $435,500 during Q3 before any charges. Royalty production reported by Newmont totaled 358 troy ounces of gold that were sourced from the West Leeville (65%) and Turf (35%) operations. Newmont continued to emphasize the Greater Leeville project pipeline during Q3, including a trend of sediment-hosted gold mineralization, including the Rita K and Full House projects, that extends southeast from the Leeville mining complex and is partially covered by EMX's Leeville royalty property. Newmont also highlighted "strong results South and West of Four Corners" and the "NE upside potential subparallel to the West Bounding Fault", which are areas covered by EMX's Leeville royalty (see Newmont Investor Presentation August 2018).

Hardshell Skarn

EMX has a 2% NSR royalty covering the Hardshell Skarn claim block, which is part of the Hermosa project in southern Arizona. The Hermosa property's Taylor zinc-lead-silver carbonate replacement deposit is directly north of EMX's Hardshell Skarn royalty claim block. In Q3, the project's owner and operator, Arizona Mining Inc. ("AMI"), announced the completion of the plan of arrangement whereby South32 Limited acquired all of the issued and outstanding common shares of AMI (see AMI news release dated August 10, 2018). The project's new owner, South32, expects to invest approximately US $100 million in FY19 at the Taylor project (see South32 Financial Results & Outlook Year Ended 30 June 2018 dated August 23, 2018).

Copper Springs

The Copper Springs property in Arizona was optioned to Anglo American Exploration (USA), Inc. ("Anglo American") for staged payments and work commitments to earn 100% interest in the project, and upon earn-in, a 2% NSR royalty, annual advance royalty and milestone payments, and other consideration (see EMX news releases dated February 28, 2017). During Q3, Anglo American completed its phase I reconnaissance drill program consisting of four holes totaling over 5,700 meters that tested concealed porphyry targets. The alteration and mineralization assemblages observed in bedrock intercepts are encouraging. Anglo American advises that it is now planning a phase II program consisting of additional geophysics and drilling.

Greenwood Peak

EMX's option agreement with a wholly owned subsidiary of Antofagasta plc (“Antofagasta”) for the Greenwood Peak project in Arizona was terminated by Antofagasta in Q3. EMX subsequently dropped the property due to a lack of encouraging results.

Royalty Generation

The Company’s Q3 work focused on a) generative work in Arizona, the Great Basin, and Wyoming, b) marketing available royalty generation properties to prospective partner companies, c) advancing partner funded projects, and d) identifying royalty assets for purchase.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

EMX holds five royalty properties (Akarca, Sisorta, Balya, Golcuk & Aktutan) and two available royalty generation projects (Alankoy & Trab-23) in Turkey’s Western Anatolia and Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper projects. Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an engineering services company based in Ankara, manages the Company's interests in Turkey.

Akarca

The Akarca royalty property covers an epithermal gold-silver district discovered by EMX in the Western Anatolia mineral belt. EMX sold Akarca to Çiftay Insaat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company, in 2016 (see EMX news release dated August 8, 2016). The Company retains an uncapped sliding scale royalty of 1.0% to 3.0% on the property. EMX has been receiving semiannual pre-production payments of 500 ounces of gold (or the cash equivalent) commencing February 1, 2017, and which will continue until receipt of a total of 7,000 ounces. EMX received US $610,000 in August as the cash equivalent of the fourth 500 ounce payment. Çiftay advises that a scoping study is underway, but that its planned 2018 exploration programs have been delayed while awaiting drill permits.

Balya

EMX's Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006. Dedeman's underground development work has been concentrated on an area of shallow, high grade mineralization on the northeast margin of the Hastanetepe deposit. During Q3, Dedeman provided EMX with results from its ongoing ~25,000 meter step-out drill program designed to delineate new lead-zinc-silver zones along a 500 meter corridor between Hastanetepe and the Southern Zone target area. Results included 12.75 meters averaging 11.39% lead, 5.92% zinc and 225.18 g/t silver in hole DB108-B (true width ~95% of intercept length) (see EMX news release dated August 13, 2018).

Sisorta

The Sisorta royalty property, located in the Eastern Pontides mineral belt, is a volcanic-hosted, high sulfidation epithermal gold deposit. EMX sold Sisorta to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, in 2016 for staged cash payments and an uncapped 3.5% -5% NSR royalty interest (see EMX news release dated August 3, 2016). Bahar advises that the Environmental Impact Assessment (“EIA”) and other project development permitting programs are ongoing.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

EUROPE

EMX has a portfolio of over 35 gold, copper, polymetallic, nickel and cobalt royalty and royalty generation properties in Scandinavia. EMX's royalty interests in Serbia include Nevsun's Timok Project, which includes the Cukaru Peki copper-gold development project.

Scandinavia

Boreal Properties. EMX has eight royalty properties sold to, and operated by Boreal Metals Corp. ("Boreal") (TSX Venture: BMX) and Boreal Energy Metals Corporation ("BEMC"), a subsidiary of Boreal. The sale of the properties included uncapped 3% NSR royalty interests, equity interests in Boreal and BEMC, annual advance royalty payments, and other consideration to EMX's benefit. The projects consist of polymetallic, cobalt, nickel, and copper properties. In Q3, Boreal a) commenced exploration programs at the Tynset volcanic massive sulfide ("VMS") project in Norway, b) identified prospective geophysical targets at the Gumsberg VMS project in Sweden, and c) commenced a 1,000 meter reconnaissance diamond drill program at the Burfjord copper-gold project in Norway (see Boreal news releases dated July 4, September 19, and September 26, 2018). EMX provided technical assistance for this work on a 100% reimbursed consulting basis.

Riddarhyttan. The Riddarhyttan iron-oxide-copper gold (IOCG) and massive sulfide project in Sweden was optioned to South32 for staged payments and work commitments to earn 100% interest in the project, and upon earn-in a 3% NSR royalty and annual advance royalty and milestone payments (see EMX news release dated April 19, 2018). As the project operator, EMX conducted geologic mapping, geochemical sampling, and geophysical surveys during Q3 on a 100% reimbursed basis.

Slättberg. The Slättberg nickel-copper-cobalt project in Sweden was optioned in 2017 to Sienna Resources Inc. (“Sienna”) for payments and work commitments to earn 100% interest in the project, and upon earn-in a 3% NSR royalty and annual advance royalty and milestone payments (see EMX news release dated December 4, 2017). EMX provided technical assistance for Sienna's geochemical sampling and geophysical survey work during Q3 on a 100% reimbursed consulting basis.

Royalty Generation. EMX continued its royalty generation efforts in Sweden and Norway with early-stage geologic mapping and geochemical sampling work on available projects.

Serbia

EMX's portfolio in Serbia resulted from both organic royalty generation and royalty acquisition growth. EMX holds royalty interests on the Brestovac West property (uncapped NSR royalties of 2% for gold and silver and 1% for all other metals) and Brestovac and Jasikovo-Durlan Potok properties (uncapped 0.5% NSR royalty interests subject to reduction only as provided in the royalty agreement). These royalty properties are included in the Timok Project currently controlled by Nevsun Resources Ltd. ("Nevsun"), with Brestovac covering the Cukaru Peki deposit's Upper Zone high grade high sulfidation epithermal project and Lower Zone porphyry copper-gold project.

In Q3, Nevsun filed the Technical Report for the Lower Zone porphyry project, which is in a joint venture with Freeport-McMoRan (see Nevsun news release dated August 7, 2018). The inferred resource at a $25/tonne "dollar equivalent" cutoff is 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold, and containing 31.5 billion pounds of copper and 9.6 million ounces of gold (see Technical Report filed on Sedar and Nevsun news release dated June 26, 2018). The Technical Report also re-stated the Upper Zone Pre-Feasibility Study that outlined a 10 year mine life yielding approximately 1.7 billion pounds of payable copper and 516 thousand ounces of payable gold, with an after tax NPV8 of US$1.82 billion valued at the start of construction (also see Nevsun news releases dated March 28, 2018 and May 11, 2018). According to Nevsun’s public disclosures, production from the Upper Zone is slated to commence in 2022.

Also in Q3, Nevsun announced a friendly, all cash agreement for Nevsun to be acquired by Zijin Mining Group Co. Ltd. of Chna for US $1.41 billion (see Nevsun news release dated September 5, 2018). Nevsun’s Board of Directors recommended that shareholders approve and accept the takeover offer.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

AUSTRALIA AND NEW ZEALAND

EMX's portfolio in Australia and New Zealand consists of orogenic gold, epithermal gold-silver vein, sediment hosted stratabound copper, and copper-zinc skarn royalty and royalty generation projects. The Koonenberry royalty property (3% production royalty) in New South Wales, Australia is being advanced by Koonenberry Gold Pty Ltd., and the Neavesville royalty property (3% NSR royalty) in New Zealand is being advanced by operator E2 Metals Ltd. EMX's royalty generation properties include the East Kimberley copper project in Western Australia and the QLD Gold project in Queensland, Australia, both of which are available for partnership. Q3 activities consisted of routine exploration and fulfillment of statutory requirements to keep the projects in good standing.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

HAITI

EMX's organically generated 0.5% NSR royalty portfolio in Haiti covers exploration properties held by Newmont Ventures Limited, as well as the Grand Bois project which is controlled by Sono Global Holdings Inc. ("Sono"), a privately held Nevada corporation. The timing of a new mining law, which has been under review by the Haitian government since 2013, remains indefinite. As EMX understands, Newmont and Sono continue to monitor the situation in Haiti, and have kept their properties on care and maintenance status. The Company is unaware of additional Q3 developments regarding its royalty properties in Haiti.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC ("IGC"), a privately held company with exploration projects in the Russian Far East. As a subsequent event to Q3, EMX received its initial cash distribution of US $65.15 million from IGC's sale of the Malmyzh copper-gold porphyry project (“Malmyzh” or the "Project") (see EMX news release dated October 30, 2018). IGC sold Malmyzh to Russian Copper Company (“RCC”) for US $200 million, of which US $190 million has been released from escrow. The remaining US $10 million from the sale is being held in escrow, and subject to certain conditions, cash distributions of up to US $4 million will be made to EMX as funds are released from escrow over the next 12 months.

In support of the sale of Malmyzh, EMX borrowed US $18.5 million from Sprott Private Resource Lending (Collector), LP (the “Sprott Loan”), and then loaned the US $18.5 million to IGC (the “EMX Loan”). In connection with the Sprott Loan, EMX issued 381,321 common shares and paid cash fees of US $550,000 and US $185,000 in interest to Sprott. In connection with the EMX Loan, IGC issued EMX 37,000 units in IGC, reimbursed EMX for fees, interest payments and costs incurred under the Sprott Loan, and paid EMX a fee of US $550,000 (this amount is included in the initial cash distribution US $65.15 million noted above). Both the Sprott Loan and the EMX Loan have now been re-paid (see EMX news release dated October 11, 2018).

EMX’s strategic investment in IGC resulted from the Company’s recognition of Malmyzh as an early-stage opportunity with excellent discovery potential in 2011. The closing of the Malmyzh sale is a milestone event for EMX.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2018

The net loss for the three months ended September 30, 2018 (“Q3-2018”) was $5,287,402 compared to $2,897,732 for the prior year’s comparative quarter (“Q3-2017”). The loss for Q3-2018 was made up of $27,102 (Q3-2017 – gain $421,942) in a net royalty loss, $2,504,391 (Q3-2017 - $1,917,668) in net exploration expenditures and $1,628,874 (Q3-2017 - $1,175,456) in general and administrative expenses offset by other losses totaling $1,533,764 (Q3-2017 - $1,002,399). Significant components of other income and losses include Interest and finance charges on a credit facility of $262,355 (Q3-2017 - $Nil), change on fair value of held for trading investments of $407,442 (Q3 2017 – income $128,930) and a writedown of goodwill of $465,972 (Q3-2017 - $949,693).

Revenues

In the three months ended September 30, 2018, the Company earned $560,042 (Q3-2017 - $999,668) of royalty income. This included royalty income earned for 358 (Q3-2017 - 356) ounces of gold. The decrease compared to the three months ended September 30, 2017 was mainly the result of AMRs received, and the settlement of prior period provisional amounts. In Q3-2018, the average realized gold price for the Leeville royalty was US$ 1,214 (Q3-2017 - US$ 1,275) per ounce. Royalty income is offset by gold tax and depletion was $587,144 (Q3-2017 - $577,726) for a net royalty loss of $27,102 (Q3-2017 – gain $421,942). Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional AMR’s related to other projects and included in royalty income which timing of receipt can fluctuate.

Exploration Expenditures

Exploration expenditures (gross) increased by $1,473,489 in Q3-2018 compared to Q3-2017. Recoveries increased by $886,766 in Q3-2018 compared to Q3-2017 for a net increase in exploration expenditures of $586,723. Exploration expenditures and recoveries vary from period to period depending on the level of activity incurred and comparison from quarter to quarter does not accurately reflect the activity with the Company. See the highlights, royalty and project review sections for current activities.

General and Administrative

General and administrative expenses (“G&A”) of $1,628,874 were incurred compared to $1,175,456 in Q3-2017. General and administrative expenditures are considered fairly consistent on a quarter by quarter basis. The changes in Q3-2018 are related to share-based payment increased by $361,122 in Q3-2018 compared to Q3-2017, salaries and consultants increased by $97,157 in Q3-2018 compared to Q3-2017 and professional fees decreased by $62,077 in Q3-2018 compared to Q3-2017. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice.

Other

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same cash generating unit (“CGU”) are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. Since there was no impairment, the full amount went to Goodwill, and as result, the Company has written down the goodwill by $465,972 (Q3 2017 - $949,693).

  The Company’s share of the net loss related to its 42% (Q3 2017 - 42%) equity investment in IGC for the year ended was $322,250 (Q3 2017 - $220,782). The equity pick-up can fluctuate with time and level of activity of the investment.

  In May of 2018, the Company entered into a credit facility agreement with Sprott Private Resource Lending (Collector), LP (“Sprott”) providing the Company with a US$ 5,000,000 senior secured credit facility (“Credit Facility”). The loan made under the Credit Facility will mature on May 2, 2019 and carries an annual interest rate of 12%, payable monthly. In consideration of the Credit Facility, EMX paid to Sprott a fee of US$ 100,000, and legal fees estimated at US$75,000. During the three months ended September 30, 2018, using an annual effective interest rate of 14.14%, the Company recorded interest expense of $229,136 (US$ 178,012). There was no comparable interest or finance charges during Q3 2017.

Nine months ended September 30, 2018

The net loss for the nine months ended September 30, 2018 (“current period) was $10,909,204 compared to $7,070,693 for the prior year’s comparative period (“prior period”). The loss for the current period was made up of net exploration expenditures of $4,916,366 (2017 - $4,029,329), general and administrative expenditures of $3,085,056 (2017 - $2,896,668) and other losses totaling $4,048,510 (2017 - $1,457,281). The Company also had a net royalty gain of $150,970 (2017 –$550,177) after depletion and related tax. The reasons for the changes from the prior comparable quarter are consistent with the comments noted for the three months ended September 30, 2018. Some items to note are:

  In the current period, royalty income was earned for 893 (2017 – 901) ounces of gold totaling $1,602,323 (2017 - $2,053,543) offset by gold tax and depletion of $1,451,353 (2017 - $1,503,366). The decrease in net royalty income was mainly due to additional AMR’s related to other projects received in the comparative period and included in royalty income which timing of receipt can fluctuate. and the settlement of provisional amounts. This was partially offset by an increase in the average gold price per ounce received. In the nine-month period the average realized gold price was US$1,284 per ounce compared to US$1,250 for 2017.

  General and administrative expenses were higher by $188,388 the majority of which related to share based compensation expense (nine-month period $811,976, compared to $504,274), offset by a decrease in legal and professional fees from $517,155 for the nine months ended September 30, 2017 compared to $247,337 in the current quarter. Explanations for the changes are as discussed above for the three month period.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2018, the Company had working capital of $503,322 ( December 31, 2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. In October 2018 EMX’s associated entity, IG Copper LLC notified EMX that the sale of the Malmyzh project for US $200 million has closed. The initial cash distribution to EMX by IGC of US $65 million was received in October 2018. A second cash distribution to EMX (up to US $4 million) will be completed upon the remaining funds being released from escrow. Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business plan for the next twelve months and the budgets associated with those plans.

Operating Activities

Cash used in operations was $4,390,302 for the nine months ended September 30, 2018 (Q3 2017 - $2,988,688) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The total cash provided by financings during the nine months ended September 30, 2018 was $6,384,366 (2017 – 7,073,960). The proceeds in the current period were comprised of a net of $6,298,166 from a credit facility entered into net of repayments, and $86,200 from the exercise of stock options. During the comparative nine months in 2017, The Company received a net of $6,988,260 from the proceeds of a private placement net of costs, and $85,700 from the exercise of stock options.

Investing Activities

Some of the significant investment activities during the nine months ended September 30, 2018:

–	The Company received proceeds of $24,175,750 (US$ 18,500,000) related to a credit facility and loaned the full amount to IGC in support of the Malzmzh sale.
–	The Company purchased shares of an associated company in the amount $1,781,642 (Q3-2017 - $1,614,623).
–	The Company received an annual option payment of US$100,000 (Q1 2017 – US$100,000) from Kennecott Exploration related to its Superior West project.
–	The Company advanced $Nil (Q2 2017 - $1,005,277) to an associated company pursuant to a convertible loan agreement.
–	The company also received $1,084,980 (Q2 2017 - $Nil) from the sale of marketable securities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

Fiscal quarter ended	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Royalty income	$560,042	$455,753	$586,528	$804,384
Exploration expenditures	3,428,479	1,488,850	1,733,156	1,654,146
Exploration recoveries	(924,088)	(229,430)	(580,601)	(1,212,401)
Share–based payments	807,010	–	4,966	911,365
Net loss for the period	(5,287,402)	(3,698,214)	(1,923,588)	(322,691)
Basic and diluted net loss per share	(0.07)	(0.05)	(0.02)	(0.01)

Fiscal quarter ended	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Royalty income	$999,668	$999,668	$445,343	$711,992
Exploration expenditures	1,954,990	1,954,990	1,287,532	2,046,714
Exploration recoveries	(37,322)	(37,322)	(148,645)	(812,259)
Share–based payments	445,888	445,888	–	440,477
Net loss for the period	(2,897,732)	(2,897,732)	(1,635,312)	(2,586,567)
Basic and diluted net loss per share	(0.04)	(0.04)	(0.02)	(0.04)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share–based
For the nine months ended September 30, 2018	Salary or Fees	Payments	Total
President, CEO and Director	$339,493	$213,428	$552,921
Chief Financial Officer	–	57,323	57,323
Corporate Secretary	–	3,822	3,822
Chief Legal Officer	205,176	57,323	262,498
Directors (1)	111,923	76,430	188,353
Seabord Services Corp. (2)	322,971	–	322,971
Total	$979,562	$408,325	$1,387,887

		Share–based
For the nine months ended September 30, 2017	Salary or Fees	Payments	Total
President, CEO and Director	$375,510	$107,883	$483,393
CFO	–	40,456	40,456
Corporate Secretary	–	16,182	16,182
Chief Legal Officer	190,961	40,456	231,417
Directors (1)	112,831	175,311	288,142
Seabord Services Corp. (2)	268,200	–	268,200
Total	$947,502	$380,288	$1,327,790

Related Party Assets and Liabilities	Service or Term	September 30, 2018	December 31, 2017
Amounts due from (to):
President,CEO and Director	Expense Reimbursement	$1,313	$7,177
Directors	Fees and Expense	17,592	23,568
		$18,905	$30,745

(1)  Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by EMX.

In October 2017, the Company issued a note receivable to Revelo Resources Corp (TSX-V RVL), a related party by way of a common director for the principal amount of $400,000. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20,000. As at September 30, 2018, the balance owed to the Company pursuant to the note was $465,973 including accrued interest and bonus fee. The Company is re-negotiating the terms of repayment.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the period

Revenue recognition

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

The Company earns revenue from royalty agreements and are based upon amounts contractually due pursuant to the underlying royalty agreements. For royalty agreements paid in cash or in kind, revenue recognition will depend on the related agreement. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount pursuant to the terms of the royalty other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Royalty revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments (“IFRS 9”) which replaced IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard retrospectively without restatement. As a result of the adoption of IFRS 9, the Company reclassified $740,685 from accumulated other comprehensive income (loss) to deficit on January 1, 2018 related to the reclassification of certain previously recognized available-for-sale marketable securities to fair value through profit or loss. The Company has also made an irrevocable election to present in other comprehensive income (loss) subsequent changes in the fair value of certain available-for-sale marketable securities classified as strategic investments.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available-for-sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

a)	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

b)

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

c)

Financial assets at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in other comprehensive income (loss) and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost.

The Company completed an assessment of its financial instruments as at January 1, 2018. The following table shows the new classification under IFRS 9 and the original classification under IAS 39:

	New (IFRS9)	Original (IAS39)
Financial assets
Cash and cash equivalents	Amortized cost	Amortized cost
Investments	FVTPL	FVTPL
Trade receivables	Amortized cost	Amortized cost
Settlement receivables	FVTPL	FVTPL
Restricted cash	Amortized cost	Amortized cost
Reclamation bonds	Amortized cost	Amortized cost
Notes receivable	Amortized cost	Amortized cost
Strategic investments	FVTOCI	Available–for–sale
Financial liabilities
Promissory note payable	Amortized cost	Amortized cost
Accounts payable and accrued liabilties	Amortized cost	Amortized cost
Advances from joint venture partners	Amortized cost	Amortized cost

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade or settlement receivables.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derivative contracts are recognized at fair value on initial recognition. Subsequently, derivatives are remeasured at their fair value. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged:

a)

Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.

b)

The effective portions of changes in the fair values of derivatives that are designated and qualify as cash- flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

c)	Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in profit or loss.

Amounts accumulated in the hedge reserve are recycled in the consolidated statement of loss in the periods when the hedged items will affect profit or loss (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the consolidated statement of income.

The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at September 30, 2018, the Company had working capital of $503,322 ( December 31, 2017 - $6,535,893). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. In October 2018 EMX’s associated entity, IG Copper LLC notified EMX that the sale of the Malmyzh project for US $200 million has closed. The initial cash distribution to EMX by IGC of US $65 million was received in October 2018. A second cash distribution to EMX (up to US $4 million) will be completed upon the remaining funds being released from escrow. Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business plan for the next twelve months and the budgets associated with those plans.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2018, there were no changes in the levels in comparison to December 31, 2017. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	967,706	–	–	967,706
Strategic investments	32,738	–	–	32,738
Settlement receivables	–	741,487	–	741,487
Total	$1,000,444	$741,487	$–	$1,741,931

The carrying value of receivables (excluding settlement receivables), notes receivable, accounts payable and accrued liabilities, advances from joint venture partners, and note payable approximate their fair value because of the short-term nature of these instruments.

Settlement receivables, including both long and current portions relate to the sale of certain Turkish subsidiaries were valued using a pricing model which require a variety of inputs, such as expected gold prices and foreign exchange rates. These receivables are valued using observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy. Changes in fair value are recorded through income or loss for the period.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuation in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2018 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $100,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Turkey, Sweden, Australia, Norway, and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, restricted cash, receivables, convertible notes receivable, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2018 is as follows:

Accounts	US dollars
Cash and cash equivalents	$2,577,448
Restricted cash	531,534
Trade receivables	727,433
Settlement recceivables	575,000
Loan receivable from an associated entity (Note 14)	18,500,000
Accounts payable and accrued liabilities	(256,594)
Advances from joint venture partners	(275,810)
Loans payable (Note 14)	(23,500,000)
Net exposure	(1,120,989)
Canadian dollar equivalent	$(1,445,562)

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial. Based on the above net exposure as at September 30, 2018, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $145,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a) Royalty interest and related depletion
In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Goodwill
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c) Exploration and Evaluation Assets
Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d) Taxation
The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a) Functional Currencies
The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b) Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments
Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

EMX cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by the Company.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on the Company’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other nongovernmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims could have a material adverse impact on the Company’s operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or stream interest;
  methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
  various rights of the operator or third parties in or to the royalty or stream interest;
  production and other thresholds and caps applicable to payments of royalty or stream interests;
  the obligation of an operator to make payments on royalty and stream interests; and
  various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Exploration Funding Risk

EMX’s strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of EMX, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Key Personnel Risk

EMX’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. EMX’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending December 31, 2017 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX’s net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders. For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of September 30, 2018 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At November 8, 2018, the Company had 80,482,555 common shares issued and outstanding. There were also 6,755,00 stock options outstanding with expiry dates ranging from April 25, 2019 to September 20, 2023, and 2,623,306 warrants outstanding expiring on April 12, 2019.